Exhibit 99.16

Drilling Continues to Expand Anna Lake Uranium Deposit, Central Mineral Belt Uranium Project, Labrador

Highlights

  Drilling traces mineralized zone to 430 meters depth
  Best drill intersections from two separate holes return 19.0 meters grading 0.04% U3O8 and 5.9 meters grading 0.10% U3O8
  Significant molybdenum credits in all uranium drill intercepts with values ranging from 0.01% to 0.09% molybdenum.

Vancouver, BC, August 6, 2008 - Bayswater Uranium Corporation (TSX-V: BAY) (OTC: BYSWF) is pleased to report additional drill results and provide an exploration update on its 2008 exploration program for the Central Mineral Belt Uranium Project, Labrador. Currently, exploration efforts are in full swing on the Company’s 100% owned property. Diamond drilling, geophysical, radon flux, soil geochemical, line-cutting and prospecting crews are all currently active on the property. Wide spaced, step-out drilling continues to expand the Anna Lake deposit to depth and has currently traced the continuity of the zone to depths of up to 430 meters.

A 20,000 meter diamond drill program using two heli-portable rigs commenced May 2, 2008 on the Company’s Anna Lake Project. To date, a total of approximately 11,000 meters in twenty four holes have been drilled on both the main Anna Lake deposit and anomalous reconnaissance targets along the Anna Lake 10 km favourable corridor to the northeast. Seventeen diamond drill holes have been collared on the Anna Lake deposit since the start of the 2008 program. Final assays results have been received for ten of these holes with assays pending for the balance of all other holes. Results from the drilling program continue to expand the size of the deposit and have currently confirmed the continuity of the mineralization to a depth of at least 430 meters. The mineralized zone is planar and dips approximately 60 - 70 degrees to the east. Analytical results from the drilling within the Anna deposit at depth are as follows:

DDH #	From	To	Interval	% U3O8	% Mo
	(m)	(m)	(m)
AL08-41	343.9	353.9	3.3	0.04	0.044
AL08-42	478.1	484.0	5.9	0.10	0.04
including	480.1	482.0	1.9	0.22	0.09
AL08-45	381.8	400.8	19	0.04	0.01
including	389.7	393.5	3.8	0.10	0.03
	397.8	400.8	3.0	0.07	0.02
AL08-47	453	454	1	0.12	0.050
AL08-50	597	599	2	0.026	0.012
AL08-51	372.56	374.07	1.51	0.040	0.021

As previously announced in a press release dated May 12, 2008, the drilling program has been aggressive with 100 meter step-outs to delineate the deposit at depth and laterally while continuing to focus on the higher grade plunging zones.

Geological work performed during 2008, suggests that the Anna Lake uranium deposit is hosted within the Post Hill Group of Proterozoic aged metasediments. The Post Hill Group hosts several other uranium deposits within the Central Mineral Belt including the Kitts, Inda, Nash and Gear. A belt of Aillik Group felsic volcanic rocks similar to the host lithology of the Michelin uranium deposit has also been identified on the northwest side of the Anna Lake structural corridor. Ongoing work will continue to evaluate the potential of this belt during the 2008 field season.

Induced Polarization, radon flux and soil geochemical ground surveys are near completion on the gridded area around the Anna Lake deposit and favourable 10 km corridor to the northeast. It is expected this work will be completed by mid-August. Also, a ground prospecting crew consisting of ten prospectors are currently engaged evaluating high priority targets. Prospecting will focus on priority targets outlined from the 2006 and 2007 field seasons along with new geological interpretations of airborne data within the claims.

An updated drill hole location map and longitudinal section will be available on Bayswater’s website at www.bayswateruranium.com.

Sample handling consists of shipping one half of split drill core samples to Activation Laboratories Ltd. sample preparation facility in Goose Bay, Labrador where the samples are crushed, pulverized and split. Sample pulps are then forwarded to Ancaster, Ontario for analyses. Uranium analysis is performed using the delayed neutron counting (DNC) method. A multi-element inductively coupled plasma mass spectrometry (ICP-42) is performed as well on all samples. Where uranium values exceed the upper limit of 1%, samples are re-assayed using X-ray fluorescence (XRF). A rigorous quality control/assurance program was instituted for the sampling and analytical work. Control samples, consisting of three separate standards are inserted in the sample stream approximately every 20 samples. To date, this program has shown that the analyses are reliable.

The Company’s exploration activities are conducted under the supervision of George M. Leary, M.Sc. P. Eng. (BC), President of the Company, and Victor Tanaka, B.Sc. P.Geo. (B.C.), Chief Operating Officer of the Company. Both are qualified persons under NI 43-101. George Leary is the qualified person responsible for the technical information in this news release.

About the Labrador Central Mineral Belt

The Central Mineral Belt of Labrador, Canada, located approximately 135 kilometers north of Goose Bay, has a long history of uranium and base metals exploration. Uranium was first discovered in the belt in the 1950's. With further exploration in the 1960's and 1970's and rising uranium prices, exploration in the region increased significantly and several uranium deposits were discovered including the Kitts, Michelin, Inda, Nash, Rainbow and Moran Lake deposits by Brinco. Today, exploration activity in the region is highlighted by resource drilling at the Michelin and Jacques Lake deposits by Aurora Energy Resources Inc. (TSX: AXU) and at the Moran Lake deposit by Crosshair Exploration & Mining Corp. (TSX-V: CXX). Collectively, approximately 100 million pounds of NI 43-101 compliant uranium resources have been reported in the Central Mineral Belt by Aurora and Crosshair, a figure that is expected to increase significantly in the coming years through increases to existing resources, as well as new uranium discoveries. Bayswater Uranium is the largest landholder in the Central Mineral Belt with interests in 4,626 sq km of strategic landholdings; Aurora controls about 800 sq km and Crosshair approximately 640 sq km. Bayswater is aggressively exploring several uranium targets within its landholdings with the objective of discovering new uranium resources.

About Bayswater Uranium Corporation - The Super JuniorTM Uranium Company

Bayswater Uranium Corporation is a rapidly-growing international uranium exploration and development company. As the only uranium company to have major landholdings in each of Canada's most important producing and exploration regions – the Athabasca Basin, the Central Mineral Belt, and the Thelon Basin – Bayswater is a leader in uranium exploration in Canada, the world’s largest producer of uranium. The Company also owns several advanced uranium properties in the United States that are being fast tracked to feasibility and production. Bayswater combines a balanced portfolio of exploration and development projects with the uranium expertise of its technical and managerial teams. The result is a Super JuniorTM Uranium Company with the share liquidity and market capitalization to provide value to both the retail and institutional investor. To capitalize on the strong growth of the nuclear industry and to continue to add shareholder value, Bayswater plans to focus on the development of its resource properties and to evaluate early stage projects for further discoveries. Other acquisition opportunities will continue to be assessed all with a corporate vision of building a major international uranium company. Bayswater is listed on the TSX Venture Exchange under the symbol “BAY”. The Company’s website is www.bayswateruranium.com.

On behalf of the Board of:

BAYSWATER URANIUM CORPORATION

George M. Leary
President

For further information contact:

John Gomez
Manager, Investor Relations
Telephone: (604) 687-2153

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